April 10, 2019

Reinout Schakel
Chief Financial Officer
Luckin Coffee Inc.
17F Block A, Tefang Portman Tower
No. 81 Zhanhong Road
Siming District, Xiamen, Fujian
People's Republic of China, 361008

       Re: Luckin Coffee Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted April 5, 2019
           CIK No: 0001767582

Dear Mr. Schakel:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted April 5, 2019

Risk Factors
Our dual-class share structure with different voting rights will limit your ability, page 48

1. Please describe the risk that future issuances of Class B ordinary shares may be dilutive to
       Class A holders.
 Reinout Schakel
Luckin Coffee Inc.
April 10, 2019
Page 2

       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameReinout Schakel
                                                          Division of
Corporation Finance
Comapany NameLuckin Coffee Inc.
                                                          Office of
Transportation and Leisure
April 10, 2019 Page 2
cc:       Li He
FirstName LastName